Exhibit 4.1(q)

FIRST AMENDMENT TO CREDIT AGREEMENT

THIS FIRST AMENDMENT TO CREDIT AGREEMENT dated as of September 11, 2009 (this "Amendment"), is entered into among VOLT INFORMATION SCIENCES, INC., a New York corporation (the "Borrower"), the Guarantors party hereto, the Lenders party hereto and BANK OF AMERICA, N.A., as Administrative Agent (in such capacity, the "Administrative Agent"), Swing Line Lender and L/C Issuer. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Credit Agreement (defined below).

RECITALS

A.        The Borrowers, the Guarantors, the Lenders, the Swing Line Lender, the L/C Issuer and the Administrative Agent entered into that certain Credit Agreement, dated as of February 28, 2008 (as amended and modified from time to time, the "Credit Agreement").

B.         The parties hereto have agreed to amend the Credit Agreement as provided herein, in order to (among other things) effect certain amendments thereto and to reflect the joinder, contemporaneously with the effectiveness of this Amendment, of Volt Delta Resources, LLC (and certain other members of the former Delta Group) as Guarantors.

C.        In consideration of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows.

AGREEMENT

1.	Amendments.

(a)        Section 1.01. The following definitions appearing in Section 1.01 of the Credit Agreement are hereby amended to read as follows:

"Applicable Rate" means the following percentages per annum, based upon the Consolidated Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 7.02(b):

Pricing Tier	Consolidated Leverage Ratio	Facility Fee	Letters of Credit and Eurocurrency Rate Loans	Base Rate Loans

I	< 1.0:1.0	0.25%	1.25%	0.25%
II	> 1.0:1.0 but < 1.50:1.0	0.25%	1.50%	0.50%
III	> 1.50:1.0 but < 2.0:1.0	0.30%	1.95%	0.95%
IV	> 2.0:1.0 but < 2.50:1.0	0.35%	2.15%	1.15%
V	> 2.50:1.0	0.40%	2.35%	1.35%

Any increase or decrease in the Applicable Rate resulting from a change in the Consolidated Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is required to be delivered pursuant to Section 7.02(b); provided, however, that if a Compliance Certificate is not delivered when due in accordance with such Section, then Pricing Tier V shall apply as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered and shall continue to apply until the first Business Day immediately following the date a Compliance Certificate is delivered in accordance with Section 7.02(b), whereupon the Applicable Rate shall be adjusted based upon the calculation of the Consolidated Leverage Ratio contained in such Compliance Certificate. Notwithstanding the foregoing, the Applicable Rate in effect from September 11, 2009 through the first Business Day immediately following the date a Compliance Certificate is required to be delivered pursuant to Section 7.02(b) for the fiscal quarter ending August 2, 2009 shall be determined based upon Pricing Tier III.

"Base Rate" means for any day a fluctuating rate per annum equal to the highest of (i) the Federal Funds Rate plus 0.50%, (ii) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate" and (iii) except during a Eurocurrency Unavailability Period, the Eurocurrency Rate plus 1.00%. The "prime rate" is a rate set by Bank of America based upon various factors including Bank of America's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in the "prime rate" announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

"Consolidated EBITDA" means, for any period for the Borrower and its Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period plus (i) the following to the extent deducted in calculating such Consolidated Net Income: (a) Consolidated Interest Charges for such period, (b) the provision for federal, state, local and foreign income taxes payable by the Borrower and its Subsidiaries for such period, (c) the amount of depreciation and amortization expense for such period, (d) extraordinary losses for such period, (e) losses on the sales of assets outside of the ordinary course of business for such period and (f) non-recurring restructuring and impairment charges for such period (provided that the aggregate amount of all such charges that are incurred after April 30, 2009 and added back to Consolidated Net Income pursuant to this subclause (f) shall not exceed $50,000,000 during the term of this Agreement of which no more than $20,000,000 can consist of cash charges and/or accruals of or reserves for cash expenses in any future period)) minus (ii) the following to the extent included in calculating such Consolidated Net Income: (a) extraordinary gains for such period and (b) gains on the sales of assets outside of the ordinary course of business for such period, all as determined in accordance with GAAP.

"Consolidated Net Income" means, for any period for the Borrower and its Subsidiaries on a consolidated basis, the net income for that period.

"Eurocurrency Base Rate" means,

(a)        for any Interest Period with respect to a Eurocurrency Rate Loan, the rate per annum equal to the British Bankers Association LIBOR Rate ("BBA LIBOR"), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the "Eurocurrency Rate" for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in the relevant currency for delivery on the first day of such Interest Period in Same Day Funds in the approximate amount of the Eurocurrency Rate Loan being made, continued or converted by Bank of America and with a term equivalent to such Interest Period would be offered by Bank of America's London Branch (or other Bank of America branch or Affiliate) to major banks in the London or other offshore interbank market for such currency at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period.

(b)        For any day with respect to an interest rate calculation for a Base Rate Loan, the rate per annum equal to (i) BBA LIBOR at approximately 11:00 a.m., London time, two Business Days prior to such date for Dollar deposits (for delivery on such day) with a term equivalent to one month or (ii) if such rate is not available at such time for any reason, the rate determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on such day in same day funds in the approximate amount of the Base Rate Loan being made, continued or converted by Bank of America and with a term equivalent to one month would be offered by Bank of America's London Branch to major banks in the London interbank eurodollar market at approximately 11:00 a.m. (London time) two Business Days prior to such day.

"Eurocurrency Rate" means (a) for any Interest Period with respect to any Eurocurrency Rate Loan, a rate per annum determined by the Administrative Agent to be equal to the quotient obtained by dividing (i) the Eurocurrency Base Rate for such Eurocurrency Rate Loan for such Interest Period by (ii) one minus the Eurocurrency Reserve Percentage for such Eurocurrency Rate Loan for such Interest Period and (b) for any day with respect to any Base Rate Loan bearing interest at a rate based on the Eurocurrency Rate, a rate per annum determined by the Administrative Agent to be equal to the quotient obtained by dividing (i) the Eurocurrency Base Rate for such Base Rate Loan for such day by (ii) one minus the Eurocurrency Reserve Percentage for such Base Rate Loan for such day.

"Eurocurrency Rate Loan" means a Loan that bears interest at a rate based on the Eurocurrency Rate (other than a Base Rate Loan bearing interest at a rate based on the Eurocurrency Rate). Eurocurrency Rate Loans may be denominated in Dollars or in an Alternative Currency. All Loans denominated in an Alternative Currency must be Eurocurrency Rate Loans.

"Eurocurrency Reserve Percentage" means, for any day, the reserve percentage (expressed as a decimal, carried out to five decimal places) in effect on such day, whether or not applicable to any Lender, under regulations issued from time to time by the FRB for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as "Eurocurrency liabilities"). The Eurocurrency Rate for each outstanding Eurocurrency Rate Loan and for each outstanding Base Rate Loan bearing interest at a rate based on the Eurocurrency Rate shall be adjusted automatically as of the effective date of any change in the Eurocurrency Reserve Percentage.

"Permitted Acquisition" means an Investment consisting of an Acquisition by the Borrower or any Subsidiary, provided that (a) the property acquired (or the property of the Person acquired) in such Acquisition is used or useful in the same or a similar line of business as the Borrower and its Subsidiaries were engaged in on the Closing Date (or any reasonable extensions or expansions thereof), (b) in the case of an Acquisition of the Equity Interests of another Person, the board of directors (or other comparable governing body) of such other Person shall have duly approved such Acquisition, (c) upon giving effect to such Acquisition, the Loan Parties would be in compliance with the financial covenants set forth in Section 8.11 on a Pro Forma Basis (and, in the case of any such Acquisition where the aggregate cash and non-cash consideration exceeds $5,000,000, the Borrower shall have delivered to the Administrative Agent a Pro Forma Compliance Certificate), (d) the representations and warranties made by the Loan Parties in each Loan Document shall be true and correct in all material respects at and as if made as of the date of such Acquisition, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date (after giving effect thereto), (e) if such transaction involves the purchase of an interest in a partnership between any Loan Party as a general partner and entities unaffiliated with the Borrower as the other partners, such transaction shall be effected by having such equity interest acquired by a corporate holding company directly or indirectly wholly-owned by such Loan Party newly formed for the sole purpose of effecting such transaction, (f) immediately after giving effect to such Acquisition, there shall be at least $40,000,000 of aggregate availability existing under the Aggregate Revolving Commitments and the Approved Securitization, and (g) the aggregate cash and non-cash consideration (including any assumption of Indebtedness, deferred purchase price, any earn-out payments and Equity Interests issued) paid by the Borrower and its Subsidiaries for all such Acquisitions occurring during any fiscal yearshall not exceed $50,000,000.

"Permitted Transfers" means (a) Dispositions of inventory in the ordinary course of business; (b) Dispositions of machinery and equipment no longer used or useful in the conduct of business of the Borrower and its Subsidiaries that are Disposed of in the ordinary course of business; (c) Dispositions of property to the Borrower or any Subsidiary; provided, that if the transferor of such property is a Loan Party the transferee thereof must be, or concurrently therewith become, a Loan Party; (d) Dispositions of accounts receivable in connection with the collection or compromise thereof; (e) licenses, sublicenses, leases or subleases granted to others not interfering in any material respect with the business of the Borrower and its Subsidiaries; and (f) the sale or disposition of Cash Equivalents for fair market value.

(b)       Section 1.01. The following new definition is hereby added to Section 1.01 of the Credit Agreement in the appropriate alphabetical order to read as follows:

"Eurocurrency Unavailability Period" means any period during which the obligation of the Lenders to make or maintain Eurocurrency Rate Loans has been suspended pursuant to Section 3.02 or Section 3.03.

(c)        Section 1.01. The following definitions are hereby deleted from Section 1.01 of the Credit Agreement: "Alternative Currency Sublimit", "Delta", "Delta Approved Intercompany Debt", "Delta Group", "Delta Group Intercompany Debt" and "Delta RHI".

(d)       Section 1.03. Section 1.03(c) of the Credit Agreement is hereby amended to read as follows:

(c)        Calculations. Notwithstanding the above, the parties hereto acknowledge and agree that all calculations of the financial covenants in Section 8.11 (including for purposes of determining the Applicable Rate) shall be made on a Pro Forma Basis with respect to any Disposition (other than Permitted Transfers), Involuntary Disposition or Acquisition occurring during the applicable period (but only if the aggregate cash and non-cash consideration for the Person or property acquired or Disposed, in the case of an Acquisition or Disposition, or the aggregate book value of the assets subject to casualty or condemnation, in the case of an Involuntary Disposition, exceeds $10,000,000).

(e)        Section 2.01. Section 2.01(a) of the Credit Agreement is hereby amended to read as follows:

(a)        Revolving Loans. Subject to the terms and conditions set forth herein, each Lender severally agrees to make loans (each such loan, a "Revolving Loan") to the Borrower in Dollars or in one or more Alternative Currencies from time to time on any Business Day during the Availability Period in an aggregate amount not to exceed at any time outstanding the amount of such Lender's Revolving Commitment; provided, however, that after giving effect to any Borrowing of Revolving Loans, (i) the Total Revolving Outstandings shall not exceed the Aggregate Revolving Commitments and (ii) the aggregate Outstanding Amount of the Revolving Loans of any Lender, plus such Lender's Applicable Percentage of the Outstanding Amount of all L/C Obligations, plus such Lender's Applicable Percentage of the Outstanding Amount of all Swing Line Loans shall not exceed such Lender's Revolving Commitment. Within the limits of each Lender's Revolving Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01, prepay under Section 2.05, and reborrow under this Section 2.01. Revolving Loans may be Base Rate Loans or Eurocurrency Rate Loans, as further provided herein, provided, however, all Borrowings made on the Closing Date shall be made as Base Rate Loans.

(f)        Section 2.03. Section 2.03(a)(i) of the Credit Agreement is hereby amended to read as follows:

(i)        Subject to the terms and conditions set forth herein, (A) the L/C Issuer agrees, in reliance upon the agreements of the Lenders set forth in this Section 2.03, (1) from time to time on any Business Day during the period from the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit denominated in Dollars or in one or more Alternative Currencies for the account of the Borrower or any of its Subsidiaries, and to amend or extend Letters of Credit previously issued by it, in accordance with subsection (b) below, and (2) to honor drawings under the Letters of Credit; and (B) the Lenders severally agree to participate in Letters of Credit issued for the account of the Borrower or its Subsidiaries and any drawings thereunder; provided that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (w) the Total Revolving Outstandings shall not exceed the Aggregate Revolving Commitments, (x) the aggregate Outstanding Amount of the Revolving Loans of any Lender, plus such Lender's Applicable Percentage of the Outstanding Amount of all L/C Obligations, plus such Lender's Applicable Percentage of the Outstanding Amount of all Swing Line Loans shall not exceed such Lender's Revolving Commitment or (y) the Outstanding Amount of the L/C Obligations shall not exceed the Letter of Credit

Sublimit. Each request by the Borrower for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by the Borrower that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower's ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.

(g)       Section 2.05. Sections 2.05(b)(ii) and 2.05(b)(iii) of the Credit Agreement are hereby amended to read as follows:

(ii)    [Intentionally omitted.]

(iii)   [Intentionally omitted.]

(h)       Section 2.06. The phrase, "the Alternative Currency Sublimit," appearing in Section 2.06 of the Credit Agreement is hereby deleted.

(i)        Section 2.10. Section 2.10(a) of the Credit Agreement is hereby amended to read as follows:

(a)        All computations of interest for Base Rate Loans shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year) or, in the case of interest in respect of Loans denominated in Alternative Currencies as to which market practice differs from the foregoing, in accordance with such market practice. Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(j)        Section 7.12. Section 7.12(c) of the Credit Agreement is hereby amended to read as follows:

(c)        Notwithstanding anything in this Section 7.12 to the contrary, no Paying Agency Company shall be required to become or continue as a Guarantor.

(k)       Section 8.01. Section 8.01(o) of the Credit Agreement is hereby amended to read as follows:

(o)       Liens on assets in favor of a financial institution that is a Lender (or that is an Affiliate of a Lender) to secure Indebtedness of Foreign Subsidiaries so long as the aggregate principal amount of all such Indebtedness does not exceed $10,000,000 at any time outstanding;

(l)        Section 8.02. Sections 8.02(d), 8.02(e), 8.02(f) and 8.02(n) of the Credit Agreement are hereby amended to read as follows:

(d)       Investments in any Subsidiary that is not a Loan Party, provided that Investments by the Borrower and its Domestic Subsidiaries in Foreign Subsidiaries shall only be permitted if (i) no Default exists or would result therefrom and (ii) after giving effect to such Investment, the consolidated assets of Foreign Subsidiaries does not exceed 15% of the consolidated assets of the Borrower and its Subsidiaries;

(e)        [intentionally omitted];

(f)         other loans and advances that constitute Intercompany Debt;

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(n)       Investments of a nature not contemplated in the foregoing clauses in an amount not to exceed $10,000,000 in the aggregate at any time outstanding.

(m)      Section 8.03. Sections 8.03(c), 8.03(g), 8.03(i) and 8.03(k) of the Credit Agreement are hereby amended to read as follows:

(c)        Intercompany Debt to the extent the making of such credit extensions are permitted under Section 8.02;

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(g)       Indebtedness of Foreign Subsidiaries not to exceed $7,500,000 in the aggregate at any one time outstanding;

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(i)        other unsecured Indebtedness in an aggregate principal amount not to exceed $15,000,000 at any one time outstanding;

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(k)         Guarantees with respect to Indebtedness permitted under this Section 8.03.

(n)       Section 8.04. The last sentence of Section 8.04 of the Credit Agreement is hereby deleted.

(o)       Section 8.06. The period at the end of Section 8.06(c) is hereby deleted and replaced with "; and", and a new Section 8.06(d) is hereby added to the Credit Agreement to read as follows:

(d)       during the fiscal year of the Borrower ending on or about October 31, 2010, the Borrower may repurchase outstanding shares of its capital stock in an aggregate amount not to exceed $10,000,000 so long as (i) no Default exists immediately prior and after giving effect thereto, (ii) the Loan Parties would be in compliance with the financial covenants set forth in Section 8.11 on a Pro Forma Basis after giving effect thereto and (iii) immediately after giving effect thereto, there shall be at least $40,000,000 of aggregate availability existing under the Aggregate Revolving Commitments and the Approved Securitization.

(p)       Section 8.08. Subclause (f) appearing in Section 8.08 of the Credit Agreement is hereby amended to read as follows:

(f) [intentionally omitted]

(q)       Section 8.09. Subclause (6) appearing in Section 8.09 of the Credit Agreement is hereby amended to read as follows:

(6) [intentionally omitted],

(r)        Section 8.12. Subclause (ii) appearing in Section 8.12(a) of the Credit Agreement and subclause (ii) appearing in Section 8.12(b) of the Credit Agreement are each hereby amended to read as follows:

(ii) [intentionally omitted],

(s)        Section 8.17. Section 8.17 of the Credit Agreement is hereby amended to read as follows:

8.17      [Intentionally Omitted].

(t)        Section 11.01. The reference to "Section 1.06" appearing in Section 11.01(a)(vi) of the Credit Agreement is hereby replaced with a reference to "Section 1.08".

2.         Effectiveness; Conditions Precedent. This Amendment shall be effective upon satisfaction of the following conditions precedent:

(a)        Receipt by the Administrative Agent of copies of this Amendment duly executed by the Loan Parties and the Required Lenders.

(b)       Receipt by the Administrative Agent of evidence that certain Credit Agreement, dated as of December 19, 2006, among Volt Delta Resources, LLC, as borrower, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, has been repaid in full, that all commitments thereunder have been terminated and all Liens and Guarantees in respect thereof have been released.

(c)        Receipt by the Administrative Agent of a favorable opinion of inside legal counsel to the Loan Parties, addressed to the Administrative Agent and the Lenders, in form and substance satisfactory to the Administrative Agent.

(d)       Receipt by the Administrative Agent, for the account of each Lender executing this Amendment, of a fee of 0.25% of such Lender's Revolving Commitment.

(e)        Receipt by the Administrative Agent of all fees and expenses owed by the Loan Parties to the Administrative Agent.

3.         Joinder of Delta Group. Contemporaneously with the effectiveness of this Amendment, the Loan Parties shall cause each of Volt Delta Resource Holdings, Inc., a Nevada corporation, Volt Delta Resources, LLC, a Nevada limited liability company, and LSSi Data Corp., a Delaware corporation, to deliver executed Joinder Agreements together with other documentation of the types required by Section 7.12 of the Credit Agreement. The Loan Parties' failure to comply with the terms of this Section 3 shall constitute an Event of Default under the Loan Documents.

4.         Ratification of Credit Agreement. The Loan Parties acknowledge and consent to the terms set forth herein and agree that this Amendment does not impair, reduce or limit any of its obligations under the Loan Documents as amended hereby. This Amendment shall be considered a Loan Document from and after the date hereof.

5.         Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

6.         Authority/Enforceability. Each Loan Party represents and warrants as follows:

(a)        It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b)       This Amendment has been duly executed and delivered by such Person. The Amendment constitutes a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, except as such enforceability may be limited by (i) applicable Debtor Relief Laws and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)        No consent, approval, authorization or order of, or filing, registration or qualification with, any court or Governmental Authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment, or, if such consent is required, it has been obtained.

(d)       The execution and delivery of this Amendment does not (i) violate, contravene or conflict with any provision of its Organization Documents or (ii) materially violate, contravene or conflict with any Laws applicable to it or any of its Subsidiaries.

7.         Representations and Warranties. The Loan Parties represent and warrant to the Lenders that after giving effect to this Amendment (a) the representations and warranties set forth in Article VI of the Credit Agreement are true and correct in all material respects as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and(b) no event has occurred and is continuing which constitutes a Default or an Event of Default.

8.         Counterparts/Telecopy. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts of this Amendment by telecopy or pdf shall be effective as an original.

9.         Headings. The headings of the sections hereof are provided for convenience only and shall not in any way affect the meaning or construction of any provision of this Amendment.

10.       Severability. If any provision of any of this Amendment is determined to be illegal, invalid or unenforceable, such provision shall be fully severable and the remaining provisions shall remain in full force and effect and shall be construed without giving effect to the illegal, invalid or unenforceable provisions.

11.       GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

BORROWER:	VOLT INFORMATION SCIENCES, INC., a New York corporation

	By:	/s/ Jack Egan
Name: Jack Egan
Title: Senior Vice President & Chief Financial Officer

GUARANTORS:	DN VOLT OF GEORGIA, INC. (f/k/a DataNational of Georgia, Inc.), a Georgia corporation

	By:	/s/ Ludwig M. Guarino
Name: Ludwig M. Guarino
Title: Senior Vice President & Treasurer

DN VOLT, INC. (f/k/a DataNational, Inc.), a Delaware corporation

	By:	/s/ Ludwig M. Guarino
Name: Ludwig M. Guarino
Title: Senior Vice President & Treasurer

VOLT DIRECTORIES, S.A., LTD., a Delaware corporation

	By:	/s/ Ludwig M. Guarino
Name: Ludwig M. Guarino
Title: Senior Vice President & Treasurer

VMC CONSULTING CORPORATION, a Delaware corporation

	By:	/s/ Ludwig M. Guarino
Name: Ludwig M. Guarino
Title: Senior Vice President & Treasurer

VOLT TELECOMMUNICATIONS GROUP, INC., a Delaware corporation

By:	/s/ Ludwig M. Guarino
Name: Ludwig M. Guarino
Title: Senior Vice President & Treasurer

VOLT ORANGECA REAL ESTATE CORP., a Delaware corporation

By:	/s/ Ludwig M. Guarino
Name: Ludwig M. Guarino
Title: Senior Vice President & Treasurer

NUCO I, LTD., a Nevada corporation

By:	/s/ Ludwig M. Guarino
Name: Ludwig M. Guarino
Title: Senior Vice President & Treasurer

VOLT ASIA ENTERPRISES, LTD., a Delaware corporation

By:	/s/ Ludwig M. Guarino
Name: Ludwig M. Guarino
Title: Senior Vice President & Treasurer

ADMINISTRATIVE AGENT:	BANK OF AMERICA, N.A., as Administrative Agent

	By:	/s/ Anne Zeschke
Name: Anne Zeschke
Title: Vice President

LENDERS:	BANK OF AMERICA, N.A., as a Lender, L/C Issuer and Swing Line Lender

	By:	/s/ Jana L. Baker
Name: Jana L. Baker
Title: Vice President

JPMORGAN CHASE BANK, N.A.

	By:	/s/ Philip Mousin
Name: Philip Mousin
Title: Senior Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION

	By:	/s/ Donald Schwartz
Name: Donald Schwartz
Title: Senior Vice President

HSBC BANK USA, NATIONAL ASSOCIATION

	By:	/s/ Brian Gingue
Name: Brian Gingue
Title: Assistant Vice President